UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Election of the Director of Governance and Compliance and reelection of the other Executive Officers

Rio de Janeiro, April 26, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, at a meeting held yesterday, elected Mr. Rafael Mendes Gomes for the position of Director of Governance and Compliance.

The Board of Directors elected the new Director, based on a triple list of Brazilian professionals pre-selected through a process conducted by a specialized company in human resourses, which sought market professionals with recognized competence in the area. In addition, the executive was subject to prior analysis by the Nominating, Compensation and Succession Committee of Petrobras’ Board of Directors.

The Director João Adalberto Elek Junior remains as Director of Governance and Compliance until the new Director takes office.

Rafael Mendes Gomes graduated from the Faculdade de Direito da Universidade de São Paulo (“USP Law School”) and postgraduated in Business Law by the Pontifícia Universidade Católica de São Paulo (PUC-SP) and in Business in The Digital Era by Fundação Getúlio Vargas de São Paulo (FGV/SP). In 2009, he concluded the Advanced Management Program of the School of Management of IESE, from the Universidad de Navarra (Spain) and obtained certification as a Professional Compliance and Ethics Certificate (CCEP) from the Society of Corporate Compliance and Ethics. He was a lawyer at Tozzini, Freire Advogados and Legal Director and Assistant General Counsel of Sun Microsystems. He was Vice-President, General Counsel and Chief Ethics and Compliance Officer of Walmart Brasil Ltda, responsible for the compliance program of Walmart Brasil. He held the position as senior partner at Chediak Advogados, responsible for the Compliance and Investigation area, and professor in various instituições such as IBP (Brazilian Institute of Petroleum, Gás e Biofuels); CPEC (Center for Learning and Research in Compliance, in partnership with the Universidad de Castilla – La Mancha, Spain); and LEC (Legal Ethics and Compliance).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Additionally, the Board of Directors approved the reelection of Petrobras other Executive Officers:

– Chief Human Resources, HSE and Services Executive Officer: Mr. Eberaldo de Almeida Neto;

– Chief Technology and Production Development Executive Officer: Mr. Hugo Repsold Júnior;

– Chief Strategy, Organization and Management System Executive Officer: Sr. Nelson Luiz Costa Silva;

– Chief Exploration and Production Executive Officer: Ms. Solange da Silva Guedes;

– Chief Financial and Investor Relations Executive Officer: Mr. Ivan de Souza Monteiro; and

– Chief Refining and Natural Gas Executive Officer: Mr. Jorge Celestino Ramos.

The new mandates will last until March 26, 2019, unifying the terms for all members of the Executive Board with the current term of the President of Petrobras Pedro Pullen Parente, as determined in the legislation governing the state-owned enterprises.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer